SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 27 July 2011

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

IHG ANNOUNCES APPOINTMENT OF NEW CFO

27 July 2011- InterContinental Hotels Group PLC (IHG) [LON:IHG, NYSE:IHG (ADRs)] today announces the appointment of Tom Singer to the Board and Executive Committee as Chief Financial Officer, effective 26 September 2011.

Tom takes over the CFO role from Richard Solomons, who became Chief Executive on 1 July 2011, and joins IHG from global healthcare group BUPA where he has been Group Finance Director since 2008.

Chief Executive of IHG, Richard Solomons, said: "I am delighted Tom Singer is joining IHG. His broad commercial and international experience make him an ideal fit. With a track record of working across a broad range of sectors to drive positive change, he is a welcome addition to the team and I am looking forward to working with him."

Tom Singer, incoming CFO, added: "IHG has a strong stable of international brands. I am looking forward to getting started, supporting the Group development plans around the world."

Note

No information is required to be disclosed pursuant to LR 9.6.13R (1) (2) (3) (4) (5) and (6) in respect of this appointment.

For further information, please contact:

Investor Relations (Heather Wood; Catherine Dolton):     +44 (0)1895 512176

Media Affairs (Leslie McGibbon, Kari Kerr):                     +44 (0)1895 512425

A high resolution image of Tom Singer is available to download free of charge from www.vismedia.co.uk.  This includes profile shots of the key executives.

Tom Singer - Biography

Since May 2008, Tom Singer has been Group Finance Director and a main Board member at BUPA, a leading provider of private health care insurance and health care services with over 10 million customers in over 190 countries and revenues of £7.6 billion.  Tom has extensive commercial experience spanning strategy, finance and general management and has worked in both Europe and America.
Prior to joining BUPA, Tom was with William Hill for five years, first as Group Finance Director and then as Chief Operating Officer. While there he took the private equity-owned business public.  As Chief Operating Officer he was responsible for the running of over 2,200 betting shops, two call centres and the internet business - moving away from the finance brief to a more operationally led, general management role. He has also been Finance Director and a main board director at Moss Bros PLC and has held managerial positions with McKinsey & Company, where he spent five years and Price Waterhouse working in both London and New York.
Tom is 48 years old, a qualified Chartered Accountant and holds a BSC (Hons) in Economics & Accounting from the University of Bristol.

Executive Committee

The IHG Executive Committee will comprise:
• Richard Solomons Chief Executive
• Keith Barr Chief Executive, Greater China
• Angela Brav Chief Executive, Europe
• Tom Conophy Chief Information Officer
• Kirk Kinsell President, The Americas
• Tracy Robbins Executive Vice President,
Human Resources and Group Operations Support
• Tom Singer Chief Financial Officer
• Jan Smits Chief Executive, Asia, Middle East & Africa
• George Turner Executive Vice President, General Counsel and
Company Secretary
• Search underway Chief Marketing Officer

Notes to Editors:
InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is a global company operating seven well-known hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.  IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with 58 million members worldwide.
IHG is the world's largest hotel group by number of rooms and IHG franchises, leases, manages or owns, through various subsidiaries, a portfolio of over 4,400 hotels and more than 652,000 guest rooms in 100 countries and territories around the world.

IHG has more than 1,200 hotels in its development pipeline and expects to recruit around 160,000 people worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
IHG offers information and online reservations for all its hotel brands at http://www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com. For our latest news visit www.ihg.com/media, Twitter www.twitter.com/ihgplc or YouTube http://www.youtube.com/ihgplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	27 July 2011